UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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03015034

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48097

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Hartford Securities Distribution Company, Inc.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM ID. NO.

200 Hopmeadow Street
(No. and Street)

Simsbury	**Connecticut**	06089
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George R. Jay **(860) 843-8213**
(Area Code – Telephone No.)

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – if individual, state last, first, middle name)

200 Berkeley Street	**Boston**	**Massachusetts**	**02116**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING RECEIVED FEB 28 2003

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number. SEC 1410 (6-02)

HARTFORD SECURITIES DISTRIBUTION COMPANY, INC.
(A Wholly Owned, Ultimate Subsidiary of Hartford Life, Inc.)

TABLE OF CONTENTS

AFFIRMATION

I, George R. Jay, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Hartford Securities Distribution Company, Inc. as of and for the year ended December 31, 2002 are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer, member, or director has any proprietary interest in any account classified solely as that of a customer.

Signature 2/21/03
Date

Controller
Title

Subscribed and sworn before me
on this 21st day of February 2003.

Kathryn Colton Weaver
Notary Public

My Commission Exp. Mar. 31, 2006

Deloitte & Touche LLP
200 Berkeley Street
Boston, Massachusetts 02116

Tel: (617) 437-2000
Fax: (617) 437-2111
www.deloitte.com

Deloitte
& Touche

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Hartford Securities Distribution Company, Inc.:

We have audited the accompanying statement of financial condition of Hartford Securities Distribution Company, Inc. (the "Company") as of December 31, 2002, and the related statements of operations, cash flows, and changes in stockholder's equity for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Hartford Securities Distribution Company, Inc. at December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules (g) and (h) listed in the accompanying Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 21, 2003

HARTFORD SECURITIES DISTRIBUTION COMPANY, INC.

(A Wholly Owned, Ultimate Subsidiary of Hartford Life, Inc.)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS	
Cash and cash equivalents	$ 4,158,327
Due from affiliates	1,683,954
Prepaid commissions	527,927
Accounts receivable	88,493
TOTAL ASSETS	$ 6,458,701
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES	
Due to affiliates	$ 1,393,203
Accounts payable and accrued liabilities	553,278
Deferred tax liability	6,840
Total liabilities	1,953,321
STOCKHOLDER'S EQUITY:	
Common stock, $1 par value, 25,000 shares authorized, issued, and outstanding	25,000
Additional paid-in capital	14,388,214
Accumulated deficit	(9,907,834)
Total stockholder's equity	4,505,380
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 6,458,701

See notes to financial statements.

HARTFORD SECURITIES DISTRIBUTION COMPANY, INC.
(A Wholly Owned, Ultimate Subsidiary of Hartford Life, Inc.)

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2002

REVENUES:	
Variable insurance products expense reimbursement	$755,474,837
12b-1 fees	6,071,622
Fund commission income	1,717,356
Advisory fees	299,356
Distribution fees	151,274
Underwriter concessions	198,439
Contract maintenance fees	71,475
Interest income	47,990
Contingent deferred sales charge revenue	3,479
Other revenue	27,554
Total revenues	764,063,382
EXPENSES:	
Variable insurance products commissions	755,474,837
12b-1 distribution expense	6,071,622
General and administrative expenses	4,780,785
Fund commissions	1,967,837
Wholesaler commissions	417,453
Other expenses	43,180
Total expenses	768,755,714
LOSS BEFORE INCOME TAX BENEFIT	(4,692,332)
INCOME TAX BENEFIT	1,642,319
NET LOSS	$ (3,050,013)

See notes to financial statements.

HARTFORD SECURITIES DISTRIBUTION COMPANY, INC.
(A Wholly Owned, Ultimate Subsidiary of Hartford Life, Inc.)

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$(3,050,013)
Adjustments to reconcile net loss to net cash used in operating activities:	
(Increase) decrease in operating assets:	
Increase in prepaid commissions	(527,927)
Increase in accounts receivable	(88,493)
Increase in due from affiliates	(1,674,397)
Increase (decrease) in operating liabilities:	
Increase in accounts payable and accrued liabilities	389,051
Increase in due to affiliates	1,248,587
Net cash used in operating activities	(3,703,192)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital contribution	7,500,000
Net cash provided by financing activities	7,500,000
NET INCREASE IN CASH AND CASH EQUIVALENTS	3,796,808
CASH AND CASH EQUIVALENTS, Beginning of year	361,519
CASH AND CASH EQUIVALENTS, End of year	$ 4,158,327

See notes to financial statements.

HARTFORD SECURITIES DISTRIBUTION COMPANY, INC.

(A Wholly Owned, Ultimate Subsidiary of Hartford Life, Inc.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2002

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
BALANCE, DECEMBER 31, 2001	$25,000	$ 6,888,214	$(6,857,821)	$ 55,393
Capital contribution	-	7,500,000	-	7,500,000
Net loss	-	-	(3,050,013)	(3,050,013)
BALANCE, DECEMBER 31, 2002	$25,000	$14,388,214	$(9,907,834)	$4,505,380

See notes to financial statements.

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Hartford Securities Distribution Company, Inc. (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934. The Company is a wholly owned subsidiary of Hartford Financial Services, LLC, which is ultimately a subsidiary of Hartford Life, Inc. ("Hartford Life" or the "Parent").

The Company serves as an underwriter for both variable annuity and variable life insurance contracts issued by Hartford Life and its affiliates. The Company pays commissions to its registered representatives on the sale of variable life and annuity business.

Effective March 1, 2002, the Company became the administrator and distributor of the West Virginia College Savings Program ("SMART529 Plan"). A SMART529 Plan account is comprised of units of shares of a particular investment option in which it is invested. The investment options purchase shares of underlying mutual funds sponsored by the Parent.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation – The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the financial statements and related disclosures. Management believes that the estimates utilized in the preparation of the financial statements are reasonable and prudent. Actual results could differ materially from these estimates.

Cash and Cash Equivalents – The Company considers all money market instruments and highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Prepaid Commissions – The Company capitalizes commissions paid to broker-dealers associated with the sale of Class B and C shares of SMART529 Plan Investment Options. Prepaid commissions are amortized over a period that is concurrent with expected fees including contingent deferred sales charges ("CDSC") for shareholders who sell their shares within the CDSC period. Prepaid commissions for Class B and C shares are amortized over 72 months and 12 months, respectively.

Commissions – Commissions and related expenses are recorded on a trade-date basis as securities transactions occur.

Fair Value of Financial Instruments – Financial instruments, which include cash and cash equivalents, receivables and payables, approximate their fair values because of the short-term maturities of these assets and liabilities.

New Accounting Pronouncements – In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 142, "Goodwill and Other Intangible Assets." Statement of Financial Accounting Standards ("SFAS") No. 142 no longer permits the amortization of goodwill and indefinite-lived intangible assets. Instead, these assets must be reviewed annually (or more frequently under certain conditions) for impairment in accordance with the statement. Intangible assets that do not have indefinite lives will continue to be amortized over their useful lives and reviewed for impairment. The adoption of SFAS No. 142 had no impact on the Company's financial condition, results of operations, or cash flows.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

New Accounting Pronouncements (Continued) – In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 addresses the financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The statement applies to all entities and is effective for financial statements issued for fiscal years beginning after June 15, 2002. The adoption of SFAS No. 143 will have no impact on the Company's financial condition, results of operations, or cash flows.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for the disposal of a segment of a business (as previously defined in that Opinion). This statement also amends ARB No. 51, Consolidated Financial Statements, to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001. The adoption of SFAS No. 144 did not have an impact on the Company's financial condition, results of operations, or cash flows.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." SFAS No. 145 rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishments of Debt," and an amendment of that statement, SFAS No. 64, "Extinguishment of Debt Made to Satisfy Sinking-Fund Requirements." The statement also rescinds SFAS No. 44, "Accounting for Intangible Assets of Motor Carriers." SFAS No. 145 amends SFAS No. 13, "Accounting Leases," to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. The statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or statements issued on or after May 15, 2002. The adoption of SFAS No. 145 had no impact on the Company's financial condition, results of operations, or cash flows.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force ("EITF") Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)." SFAS No. 146 is effective for exit or disposal activities initiated after December 31, 2002. The adoption of SFAS No. 146 will have no impact on the Company's financial condition, results of operations, or cash flows.

In October 2002, the FASB issued SFAS No. 147, "Acquisitions of Certain Financial Institutions." SFAS No. 147 addresses the financial accounting and reporting for the acquisition of all or part of a financial institution except for a transaction between two or more mutual enterprises. The statement also provides guidance on the accounting for the impairment or disposal of acquired long-term mutual enterprises. The adoption of SFAS No. 147 will have no impact on the Company's financial condition, results of operations, or cash flows.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure and amendment to FASB No. 123," which provides three optional transition methods for entities that decide to voluntarily adopt the fair value recognition principles of SFAS No. 123, "Accounting for Stock Issued to Employees," and modifies the disclosure requirements of that statement. Under the prospective method, stock-based compensation expense is recognized for awards granted after the beginning of the fiscal year in which the change is made. The modified prospective method recognizes stock-based compensation expense in the year of change equal to that which would have been recognized had SFAS No. 123 been adopted as of its effective date, fiscal years beginning after December 15, 1994. Under the modified prospective method, the application of fair value recognition is applied to new awards and the unvested portion of previously issued awards. The retrospective restatement method recognizes stock compensation costs for the year of change and restates financial statements for all prior periods presented as though the fair value recognition provisions of SFAS No. 123 had been adopted as of its effective date. The adoption of SFAS No. 148 will have no impact on the Company's financial condition, results of operations, or cash flows.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"), which requires an enterprise to assess if consolidation is appropriate based upon its variable economic interests in variable interest entities ("VIE"). The initial determination of whether an entity is a VIE shall be made on the date at which an enterprise becomes involved with the entity. An entity is considered to be a VIE if it lacks a sufficient amount of voting equity interest (e.g., 10% of total assets) that are subject to the risk of loss or residual return of the entity. An enterprise shall consolidate a VIE if it has a variable interest that will absorb a majority of the VIE's expected losses if they occur, receive a majority of the entity's expected residual returns if they occur, or both. A direct or indirect ability to make decisions that significantly affect the results of the activities of a VIE is a strong indication that an enterprise has one or both of the characteristics that would require consolidation of the VIE.

FIN 46 is effective for new VIEs established subsequent to January 31, 2003 and must be adopted for existing VIEs by July 1, 2003. The adoption of FIN 46 is not expected to have a material impact on the Company's financial condition or results of operations.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). The FIN 45 requires certain guarantees to be recorded at fair value and also requires a guarantor to make new disclosures, even when the likelihood of making payments under the guarantee is remote. In general, the interpretation applies to contracts or indemnification agreements that contingently require the guarantor to make payments to the guaranteed party based on changes in an underlying that is related to an asset, liability, or an equity security of the guaranteed party. The recognition provisions of FIN 45 are effective on a prospective basis for guarantees issued or modified after December 31, 2002. The adoption of FIN 45 is not expected to have a material impact on the Company's financial conditions or results of operations.

3. RELATED-PARTY TRANSACTIONS

The Company's principal source of revenue is derived from its expense reimbursement from its Parent. The Company acts as an underwriter for insurance contracts issued by its affiliates, and also serves as the administrator and distributor of Hartford Life's SMART529 Plan. The Company receives reimbursements from its Parent for certain expenses incurred in performing these functions. For the year ended December 31, 2002, the total of such expense reimbursement recorded as revenue was $755,474,837.

3. RELATED-PARTY TRANSACTIONS (CONTINUED)

For the year ended December 31, 2002, the Company recorded $417,453 of wholesaler commission expense in connection with such services provided by PLANCO Financial Services, Inc., an affiliate of the Company.

The Company has a revenue sharing agreement with an affiliate, Hartford Investment Financial Services Company, LLC. ("HIFSCO"). In accordance with the agreement, the Company receives a portion of the investment advisory fees earned by HIFSCO on the mutual funds underlying the SMART529 Plan. For the year ended December 31, 2002, the Company recorded $194,826 of such revenue.

The Company has an agreement with an affiliate, Woodbury Financial Services, Inc. ("WFS") to pay WFS an amount equal to a percentage of the contributions generated by WFS for the SMART529 Plan. For the year ended December 31, 2002, the amount of such expense recorded was $10,322.

In March 2002 and September 2002, the Parent made capital contributions to the Company of $3,000,000 and $4,500,000, respectively.

4. INCOME TAXES

In accordance with the terms of a Tax Allocation Agreement with affiliates of the Parent, the Company is included in the consolidated federal income tax return filed by the Parent. Federal, state, and local income taxes have been calculated on a separate entity basis. The amount of taxes to be paid by the Company is determined as if the Company were to file a separate federal, state, and local income tax return. The Company's temporary differences related primarily to differences between the tax and book treatment for the amortization of prepaid commission.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (the "Rule"), which requires the maintenance of minimum net capital which requires that the Company maintains minimum net capital equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined. At December 31, 2002, the Company had net capital of $2,131,276, which was $2,001,511 in excess of its required net capital of $129,765.

6. COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company may be named as a defendant in various lawsuits and may be involved in certain investigations and proceedings. Some of these matters may involve claims of substantial amounts. It is the opinion of management, after consultation with counsel, that there are no matters pending against the Company that could have a material adverse effect on the financial condition of the Company at December 31, 2002 or its results of operations for the year then ended.

* * * * * *

Schedule (g)

HARTFORD SECURITIES DISTRIBUTION COMPANY, INC.
(A Wholly Owned, Ultimate Subsidiary of Hartford Life, Inc.)

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 DECEMBER 31, 2002

STOCKHOLDER'S EQUITY	$ 4,505,380
LESS NONALLOWABLE ASSETS:	
DUE FROM AFFILIATES AND ACCOUNTS RECEIVABLE	1,765,607
PREPAID COMMISSIONS	(527,927)
LESS HAIRCUT	(80,570)
NET CAPITAL	2,131,276
MINIMUM NET CAPITAL REQUIRED TO BE MAINTAINED (6.67% OF AGGREGATE INDEBTEDNESS OF $1,946,481)	129,765
NET CAPITAL IN EXCESS OF REQUIREMENT	$ 2,001,511
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.91:1

NOTE: No material differences exist between the computation of net capital above and that included in the Company's unaudited December 31, 2002 quarterly Focus Part II A filing.

Schedule (h)

HARTFORD SECURITIES DISTRIBUTION COMPANY, INC.
(A Wholly Owned, Ultimate Subsidiary of Hartford Life, Inc.)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2002

EXEMPTION UNDER SECTION (k)(1) IS CLAIMED:

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 (the "Rule"), in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(1) of the Rule.

Deloitte & Touche LLP
200 Berkeley Street
Boston, Massachusetts 02116

Tel: (617) 437-2000
Fax: (617) 437-2111
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

Hartford Securities Distribution Company, Inc.
200 Hopmeadow Street
Simsbury, CT 06089

In planning and performing our audit of the financial statements of Hartford Securities Distribution Company, Inc. (the "Company") for the year ended December 31, 2002 (on which we issued our report dated February 21, 2003), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projection of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities), that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for their purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of managers, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 21, 2003